

Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03017860

NO ACT
P.E 1-27-03
1-143

March 11, 2003

Anne T. Larin
Attorney
and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 3/11/2003

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

RE: General Motors Corporation
Incoming letter dated January 27, 2003

Dear Ms. Larin:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to General Motors by Doris Weisberg. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Doris Weisberg
145 East 92nd Street
New York, NY 10128


GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received from Doris Weisberg (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would "request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations like [National Public Radio] which undermine the American war on terrorism by refusing to call terrorists or terrorist organizations any entity or person listed on the U.S. government's list of terrorists or terrorist organizations."

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal relates to ordinary business operations under paragraph (i)(7). That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Staff has recently issued no-action letters with regard to similar proposals banning contributions to NPR or other organizations with similar policies toward terrorists, on the grounds that contributions to specific types of organizations are included in ordinary business operations. See <u>T. Rowe Price Group, Inc.</u> (January 10, 2003 and December 27, 2002); <u>SBC Communications Inc.</u> (December 26, 2002); <u>Morgan Stanley</u> (December 23, 2002); <u>Lucent Technologies Inc.</u> (November 18, 2002). See also, e.g., <u>Johnson & Johnson</u> (January 15, 2003); <u>American Home Products Corporation</u> (March 4, 2002); <u>Schering-Plough Corporation</u> (March 4, 2002); <u>Aetna Inc.</u> (February 23, 2002).

GM currently plans to print its proxy materials at the beginning of April. Please inform us

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Doris Weisberg

(A)

Corporate Resolution On Corporate Contributions to Companies That Undermine the American War on Terrorism

Mrs. Doris Weisberg of 145 East 92 street, New York, NY 10128, an owner of 3000 shares, furnished the following statement in support of her proposal:

Whereas, Hughes Electronics Corporation would cooperate in the fight against international terrorism:

Whereas, it has come to our attention that in its media coverage, National Public Radio (NPR) undermines the American war on terrorism by its routine refusal to use the word "terrorist" in news reports describing many of the entities listed on the U.S. Government's list of terrorists and terrorist organizations,

Resolved, the shareholders request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations like NPR which undermine the American war on terrorism by refusing to identify terrorists or terrorist organizations as such.

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

Supporting Statement:

By using euphemisms like **"militants"** or **"activists"**, which have non-violent associations and by refusing to identify as **"terrorists"** persons and organizations that the US government has found to be **terrorists** or **terrorist organizations**, NPR is undermining the American war on terrorism by keeping Americans from understanding the violent activities of these groups or even being aware of whom the government has determined to be **terrorists**.

1) In the 12 months following 9/11, NPR hosts/reporters described **HAMAS** members as **militants** or **activists** 47 times; on only 2 occasions did they describe them as **terrorists**, despite **HAMAS** being listed by the US government as being a **terrorist** organization.

2) Even when reporting on the murder of Americans, NPR described the murderers as **militants**, not **terrorists**. On August 2, 2002 NPR reported "...the **militant** group **HAMAS** claimed responsibility for a bomb attack at Hebrew University in Jerusalem that killed seven people including five Americans."

3) Again when persons are convicted of aiding a **terrorist** group, NPR describes the group as **militants**. On June 22, 2002, NPR reported that: "Here in the United States, two Lebanese men have been found guilty of running a cigarette smuggling ring that helped the **militant** group **HEZBOLLAH**.' A jury in North Carolina returned the guilty verdict, the first jury conviction under a six year old **anti-terrorism** law.

4) NPR always describes the Al Aqsa Martyrs Brigade as a **militant** organization, despite its inclusion on the US list of **terrorist** organizations and its use of suicide bombings. e.g., on April 3, 2001 NPR reported on "an invoice from the **militant** Al Aqsa martyrs addressed to Fuad Shobaki, the finance officer of the Palestinian Authority, it requests among other things about $4,000 in Israel shekels to pay for electrical and chemical components for a month's supply of about 30 bombs.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 27, 2003

The proposal requests that the board of directors adopt a "policy which affirms that the corporation will not sponsor or contribute to non-profit organizations like NPR which undermine the American war on terrorism."

There appears to be some basis for your view that General Motors may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Jennifer Bowes
Attorney-Advisor